FOR IMMEDIATE RELEASE
---------------------


Contact:          The Herman Group, Inc.
                  800-532-5664
                  Attention: Sherri M. Herman




                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER



         NEW YORK, NEW YORK (December 5, 1997) -- LEHIGH TAX CREDIT PARTNERS L.L.C. has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. II (the "Partnership") for $725 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 30, 1997. As of the close of business on December 4, 1997, 2,474.5 BACs had been tendered to Lehigh Tax Credit Partners and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Lehigh Tax Credit Partners, at 800-532-5664.